Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. For the three and six months ended June 30, 2020

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at July 29, 2020. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine (“Rainy River” or the “Rainy River Mine”) and the New Afton gold-copper mine (“New Afton” or the “New Afton Mine”) as well as the 100% owned Blackwater development project (“Blackwater”). The Company announced on July 9, 2020 that it entered into a definitive agreement with Artemis Gold Inc. to divest its Blackwater Project for C$190 million in cash, an 8% gold stream and a C$20 million equity stake in Artemis. The Company also operates the Cerro San Pedro gold-silver mine (“Cerro San Pedro”) in Mexico, which is currently in the reclamation phase. New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environmental and social responsibility.

Contents

OUR BUSINESS	1
OPERATING AND FINANCIAL HIGHLIGHTS	3
CORPORATE DEVELOPMENTS	5
2020 REVISED OPERATIONAL OUTLOOK	5
KEY PERFORMANCE DRIVERS	6
FINANCIAL RESULTS	9
REVIEW OF OPERATING MINES	13
DEVELOPMENT AND EXPLORATION REVIEW	19
FINANCIAL CONDITION REVIEW	20
NON-GAAP FINANCIAL PERFORMANCE MEASURES	26
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	36
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	37
ACCOUNTING POLICIES	37
CONTROLS AND PROCEDURESCONTROLS AND PROCEDURES	38

OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(3):
Produced(1)	98,079	132,556	201,514	255,820
Sold(1)	91,390	124,529	195,326	259,228
Gold (ounces):
Produced(1)	64,294	85,216	131,084	164,614
Sold(1)	60,853	84,184	129,626	173,496
Copper (millions of pounds):
Produced(1)	16.9	21.6	35.4	41.1
Sold(1)	15.3	18.3	33.0	38.6
Revenue(1)
Gold ($/ounce)	1,491	1,278	1,459	1,278
Copper ($/pound)	2.33	2.48	2.35	2.52
Average realized price(1)(2)
Gold ($/ounce)	1,516	1,304	1,485	1,302
Copper ($/pound)	2.51	2.74	2.54	2.77
Operating expenses per gold eq. ounce sold ($/ounce) (3)	726	684	799	664
Depreciation and depletion per gold eq. ounce sold ($/ounce)(3)	445	432	478	445
Total cash costs per gold eq. ounce sold ($/ounce)(2)(3)	773	740	849	717
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)(3)	1,283	1,087	1,370	1,085
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold eq. ounce sold are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.

FINANCIAL HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
FINANCIAL INFORMATION
Revenue	128.5	155.1	270.8	323.0
Operating margin(1)	62.3	70.0	114.9	151.0
Revenue less cost of goods sold	21.7	16.4	22.3	36.2
Net earnings (loss)	(45.6)	(35.7)	(73.9)	(49.1)
Adjusted net (loss) earnings(1)	(3.3)	(7.2)	(21.1)	(9.0)
Operating cash flows	52.8	50.2	104.1	124.5
Operating cash flows before changes in non-cash operating working capital(1)	51.6	60.3	98.7	131.4
Capital expenditures (sustaining)(1)	38.8	31.2	85.1	73.8
Capital expenditures (growth)(1)	11.4	6.6	30.4	14.4
Total assets	2,751.3	2,169.3	2,751.3	2,169.3
Cash and cash equivalents	700.2	109.7	700.2	109.7
Long-term debt	1,078.9	781.9	1,078.9	781.9
Non-current liabilities excluding long-term debt	669.7	355.3	669.7	355.3
Share Data
Loss per share from operations:
Basic ($)	(0.07)	(0.06)	(0.11)	(0.08)
Diluted ($)	(0.07)	(0.06)	(0.11)	(0.08)
Adjusted net loss per basic share ($)(1)	—	(0.01)	(0.03)	(0.02)
Share price as at June 30 (TSX - Canadian dollars)	1.84	1.27	1.84	1.27
Weighted average outstanding shares (basic) (millions)	676.0	579.1	676.0	579.1
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

CORPORATE DEVELOPMENTS
During the quarter, the Company announced that it entered into a definitive agreement with Artemis Gold Inc. to divest its Blackwater Project for C$190 million in cash, an 8% gold stream and a C$20 million equity stake in Artemis (refer to the Company's June 9, 2020 news release for further information).

During the quarter, the Company completed a $400 million senior notes offering yielding 7.50% due in 2027 that was used, along with cash on hand, to fund the full redemption of its outstanding 6.25% senior notes due in 2022 completed on July 10, 2020 (refer to the Company's June 24, 2020 and July 10, 2020 news releases for further information).

2020 REVISED OPERATIONAL OUTLOOK
On April 15, 2020, the Company, via press release, which is available at www.sedar.com, withdrew annual guidance until the impact of COVID-19 was better understood. Our revised operational outlook for 2020 incorporates the lower than expected grades at New Afton over the balance of the year and the overall impact of COVID-19 at our operations as we continue to prioritize the safety of our employees and local and Indigenous communities. Unit costs and capital are expected to remain near planned levels. (refer to the Company's February 13, 2020 news release for original annual guidance information)

Following a two-week voluntary suspension at the Rainy River Mine due to COVID-19, the mine resumed operations at reduced levels to allow the non-local workforce to be safely reintroduced and is expected to achieve full capacity early in the third quarter. Development of the self-funded C-zone has returned to planned levels and exploration programs will be launched at both operations as permits are received.

In 2020, the Company reports production on a gold equivalent basis as well as on a per-metal basis. Cash costs and AISC will be reported on a per gold equivalent ounce basis. Throughout the year the Company will report gold equivalent ounces using a constant ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per pound copper, and a foreign exchange rate of 1.35 Canadian dollars to the US dollar.

Operational Estimates	Rainy River	New Afton	2020 Revised Consolidated Guidance
Gold Produced (ounces)	222,000 - 232,000	62,000 - 72,000	284,000 - 304,000
Copper Produced (Mlbs)		65 - 75	65 - 75
Gold Eq. Produced (ounces)1	225,000 - 235,000	190,000 - 220,000	415,000 - 455,000
Operating expense per gold eq. ounce1,4	$920 - $980	$630 - $710	$780 - $860
Cash Costs per gold eq. ounce1	$920 - $980	$740 - $820	$830 - $910
Corporate G&A per gold eq. ounce1			$35 - $45
Depreciation and depletion per gold eq. ounce1	$540 - $600	$240 - $300	$400 - $460
All-in Sustaining Costs per gold eq. ounce1,4	$1,610 - $1,690	$1,080 - $1,160	$1,410 - $1,490
Capital Investment & Exploration Expense Estimates
Sustaining Capital & Sustaining Leases ($M)4	$145 - $160	$62 - $72	$207 - $232
Growth Capital ($M)2,4	$2 - $5	$70 - $85	$82 - $102
Exploration ($M)3	~$2	$4 - 8	$7 - 12
1.	Gold equivalent ounces includes approximately 285,000 to 305,000 ounces of silver at Rainy River and approximately 295,000 to 315,000 ounces of silver at New Afton.
2.	Consolidated growth capital includes $10 - $12 million for Blackwater.
3.	Exploration expense includes ~$1 - $2 million of Corporate Exploration.
4.	The revised operational outlook does not include any potential future receivable under the Canadian Emergency Wage Subsidy, which has been extended until December 2020

Rainy River Outlook
●
Production estimates for the year have been lowered, primarily related to the impact of COVID-19 in the first half of the year, resulting in lower tonnes and slightly lower grades milled for the full year.

●	Cash costs and operating expense per gold eq. ounce for the year have been slightly increased primarily due to lower sales.
●
Total capital for the year has increased by less than $10 million due to a portion of the Tailings Management Area construction that was originally scheduled for completion in 2021, now planned for completion in 2020.

New Afton Outlook
●	Gold and copper production estimates for year have been lowered, primarily due to lower than planned gold and copper grades.
●	Cash costs and operating expense per gold eq. ounce for the year are expected to increase, primarily due to lower sales.
●	Total capital estimates remain consistent with original estimates, and it is expected that planned capital projects will be completed in the second half of the year.

KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold and copper as well as foreign exchange rates.

Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three and six months ended June 30, 2020 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the three months ended June 30, 2020, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,491 and $1,516 respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,711 per ounce.

For the six months ended June 30, 2020, New Gold's gold revenue per ounce and average realized gold price per ounce were $1,459 and $1,485 respectively, compared to the "LBMA" p.m. average gold price of
$1,647 per ounce.

Copper Prices
For the three months ended June 30, 2020, New Gold’s copper revenue per pound and average realized copper price per pound were $2.33 and $2.51 respectively compared to the average London Metals Exchange ("LME") copper price of $2.42 per pound.

For the six months ended June 30, 2020, New Gold’s copper revenue per pound and average realized copper price per pound were $2.35 and $2.54 respectively compared to the average LME copper price of $2.49 per pound.

Foreign Exchange Rates
The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the
U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.

The spot Canadian dollar strengthened against the U.S. dollar during the second quarter of 2020. Similarly, the average Canadian dollar against the average U.S dollar for the three months ended June 30, 2020 decreased when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development property as a significant portion of operating and capital costs are denominated in Canadian dollars.

In the first quarter of 2020, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020.

For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.

Economic Outlook
The LBMA p.m. gold price increased by 10% during Q2 2020. Uncertainty around the short and long-term economic impacts of COVID-19 continues to cause increased volatility in equity markets and has encouraged inflows into safe-haven assets such as U.S. treasuries and gold. Against this economic backdrop, gold held in exchange-traded products recorded positive flows and combined with a rising gold price pushed assets under management in gold ETFs to new record highs.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular and believes the prospects for the business are favourable.

FINANCIAL RESULTS
Summary of Financial Results

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
FINANCIAL RESULTS
Revenue	128.5	155.1	270.8	323.0
Operating expenses	66.2	85.1	155.9	172.0
Depreciation and depletion	40.6	53.6	92.6	114.8
Revenue less cost of goods sold	21.7	16.4	22.3	36.2
Corporate administration	3.4	3.7	7.9	9.0
Share-based payment expenses	0.8	1.1	1.0	1.4
Exploration and business development	0.9	1.8	2.7	2.2
Loss from operations	16.6	9.8	10.7	23.6
Finance income	0.3	0.5	0.5	1.0
Finance costs	(14.0)	(16.5)	(27.5)	(31.8)
Other gains and losses
Rainy River underground project costs	—	(1.7)	—	(3.4)
Gain (loss) on foreign exchange	(4.0)	0.6	6.8	(1.3)
Loss on disposal of other assets	(0.4)	0.1	(1.2)	—
Gain on revaluation of investments	—	(0.4)	—	0.1
Settlement and loss on revaluation of copper price option contracts and copper forward contracts	—	2.5	—	(0.6)
Settlement and (loss) gain on foreign exchange forward contracts	6.6	4.0	6.6	4.0
Unrealized loss on revaluation of non-current derivative financial instruments	(13.7)	(8.4)	(22.9)	(13.1)
Settlement and (loss) gain on revaluation of gold price option contracts	(8.3)	(23.6)	(9.5)	(22.5)
Revaluation of CSP’s reclamation and closure cost obligation	1.7	(1.0)	2.1	(2.0)
New Afton free cash flow interest obligation transaction costs	—	—	(3.4)	—
Gain on receivable associated with Mesquite sale	—	—	—	2.1
Impairment loss on reclassification of asset as held for sale	(37.7)	—	(37.7)	—
Other	(0.7)	(0.6)	(1.2)	(0.5)
Loss before taxes	(53.6)	(34.7)	(76.7)	(44.4)
Income tax recovery (expense)	8.0	(1.0)	2.8	(4.7)
Net income (loss)	(45.6)	(35.7)	(73.9)	(49.1)
Adjusted net loss (1)	(3.3)	(7.2)	(21.1)	(9.0)
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue
For the three and six months ended June 30, 2020, the decrease in revenue was due to a decrease in gold and copper sales volumes and a decrease in copper prices, partially offset by an increase in gold prices. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses
For the three and six months ended June 30, 2020, operating expenses were lower than the prior-year period due to lower production. Additionally, for the three months ended June 30, 2020, operating expenses were positively impacted by the receipt of the Canada Emergency Wage Subsidy. For further information, please refer to the "Review of Operating Mines" section of this MD&A.

Depreciation and depletion
For the three and six months ended June 30, 2020, depreciation and depletion decreased when compared to the prior-year period due to lower metal sales volumes and updated depletion bases. At Rainy River, the depreciation per ounce has increased as a result of decreased reserves and shorter  mine life when compared to the prior year. At New Afton, depreciation per ounce has decreased as a result of the inclusion of C-zone reserves in its depletion base and longer mine life.

Revenue less cost of goods sold
For the three months ended June 30, 2020, revenue less costs of goods sold increased due to lower depreciation and depletion and lower operating expenses, partially offset by lower revenues.

Corporate administration, corporate restructuring and share-based payment expenses
For the three and six months ended June 30, 2020, corporate administration and share-based payment expenses decreased compared with the prior-year periods due to a lower corporate headcount, resulting in lower compensation and benefit expenses.

Finance income and finance costs
For the three months ended June 30, 2020, finance costs decreased as a result of interest expense being capitalized to the New Afton C-zone qualifying asset in the current period and reduced long-term debt when compared to the prior-year period.

Other gains and losses
The following other gains and losses are added back for the purposes of adjusted net earnings:

Underground project costs
In the prior-year period, underground project costs related to costs associated with the deferral of the Rainy River underground mine development plan and include demobilization and related costs.

Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.

Foreign exchange forward contracts
For the three and six months ended June 30, 2020, the Company recognized a gain of $6.6 million and a gain of $6.6 million, respectively, associated with the Company's foreign exchange forward contracts.

Gold stream obligation
For the three and six months ended June 30, 2020, the Company recognized a loss on the revaluation of the gold stream obligation derivative instrument of $13.7 million and $16.6 million. The loss was primarily driven by a lower discount rate and higher gold prices.

New Afton free cash flow interest obligation
For the three months ended June 30, 2020, the Company recognized a loss on the revaluation of the  New Afton free cash flow interest obligation of $6.4 million. The loss was primarily driven by a lower discount rate. The Company also incurred $3.4 million in transaction costs upon inception of the financial obligation.

Impairment loss on reclassification of asset as held for sale
For the three months ended June 30, 2020, the Company recognized an impairment loss of $37.7 million on reclassification of the Blackwater asset as held for sale. Please refer to the "Development and Exploration" section of this MD&A for further information.

Gold option contracts
For the three and six months ended June 30, 2020, the Company recognized an unrealized loss on the revaluation of the gold price option contracts of $8.3 million $9.5 million due to an increase in gold prices. A realized loss of $21.1 million was recognized in revenue for the six months ended June 30, 2020.

Mesquite sale proceeds
In the prior-year period, the $2.1 million gain on the Mesquite sale receivable represents outstanding working capital proceeds collected in the first quarter of 2019.

CSP’s reclamation, closure cost obligation
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation is a result of changes in estimates to the expected cash flows.

Income tax
The current and prior-year income tax recovery relates primarily to current and deferred mineral taxes in the period.

On an adjusted earnings basis, the adjusted tax expense for the six months ended June 30, 2020 was
$4.8 million, compared to $1.8 in the prior-year period. The adjusted tax expense excludes the impact of inventory write-downs and other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Net income (loss)
For the three and six months ended June 30, 2020, the net loss increased primarily due to lower other gains and losses.

Adjusted net earnings (loss)
Net losses have been adjusted for inventory write-downs and other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; the free cash flow interest obligation; fair value changes for copper and gold price option contracts, fair value changes for foreign exchange forward contracts, financial instrument transaction costs, impairment loss on reclassification of assets as held for sale and a foreign exchange gains/loss. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

For the three months ended June 30, 2020, adjusted loss decreased when compared to the prior-year period due primarily due to lower operating expenses and lower depreciation and depletion, partially offset by lower revenue. For the six months ended June 30, 2020, adjusted loss increased when compared to the prior-year period due primarily to lower revenue, partially offset by lower operating expenses and lower depreciation and depletion.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
OPERATING
INFORMATION(2)
Gold production from operations (ounces)(1)	64,294	66,790	66,856	91,087	85,216	79,398	97,428	77,533	76,751
Gold sales from operations (ounces)(1)	60,853	68,773	71,691	85,867	84,184	89,312	84,421	76,653	72,774
Revenue	128.5	142.3	139.2	168.4	155.1	167.9	157.4	147.1	152.5
Net income (loss)	(45.6)	(28.3)	0.3	(24.7)	(35.7)	(13.4)	(742.5)	(1.6)	(310.6)
Per share:
Basic ($)	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	0.00	(0.54)
Diluted ($)	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	0.00	(0.54)
1.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
2.	Operating information for all periods presented are from continuing operations.

REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada.

A summary of Rainy River’s operating results is provided below.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
OPERATING INFORMATION
Ore mined (thousands of tonnes)	2,102	1,945	4,469	3,361
Waste mined (thousands of tonnes)	9,410	8,479	18,663	17,114
Ore processed (thousands of tonnes)	2,173	1,922	3,851	3,697
Ratio of waste-to-ore	4.48	4.36	4.18	5.09
Average gold grade (grams/tonne)	0.78	1.15	0.89	1.17
Gold recovery rate (%)	89	93	90	91
Gold eq. (ounces)(1)(3):
Produced	49,633	66,765	100,739	129,043
Sold	47,873	68,812	101,411	140,295
Gold (ounces)(1):
Produced	48,800	66,013	99,181	127,570
Sold	47,064	68,042	99,846	138,737
Average gold realized price(1)(2) ($/ounce)	1,514	1,301	1,483	1,298
Operating expenses per gold eq. ounce sold ($/ounce)(3)	890	906	980	853
Depreciation and depletion per gold eq. ounce	646	297	654	300
Total cash costs per gold eq. ounce sold (2)(3)	890	907	980	853
All-in sustaining costs per gold eq. sold (2)(3)	1,567	1,314	1,666	1,322
FINANCIAL INFORMATION
Revenue	72.5	89.6	150.3	182.1
Operating margin (2)	30.1	27.3	51.1	62.5
Revenue less cost of goods sold	(0.8)	6.9	(15.2)	20.4
Capital expenditures (sustaining capital) (2)	28.8	21.4	62.2	56.0
Capital expenditures (growth capital) (2)	0.1	2.8	0.2	6.6
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, and operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

Operating results
Production
The Rainy River mine resumed operations on April 3, after a temporary two-week shutdown that allowed the workforce to complete a 14-day period of self-isolation following travel outside of Canada related to COVID-19. Following the recent approval by Health Canada, three rapid testing devices were procured and have been received on site. Currently, a period of training and calibrating is underway prior to being rolled out for permanent use. These devices will initially test for the virus and provide results within three hours of testing, adding another level of protection against the transmission of COVID-19 as we continue to prioritize the safety and well-being of our employees and our local and Indigenous communities.

Early in the second quarter, the mine utilized its local workforce and gradually began to safely reintroduce a portion of the non-local workforce to advance the ramp-up of operations. During the quarter, the open pit averaged 126,512 tonnes per day. Mining productivity increased during the quarter from approximately 100,000 tonnes per day in early April to approximately 140,000 tonnes per day in June, achieving pre- suspension productivity levels. Most of the non-local workforce has now been reintegrated and it is expected that the mine will complete the ramp-up to full capacity early in the third quarter.

For the second quarter, gold eq. production was 49,633 ounces (48,800 ounces of gold and 70,394 ounces of silver), which was lower than plan. Production was impacted by reduced mine productivity as described above, resulting in the processing of a higher than planned proportion of the medium grade ore from stockpile and pit rehandling. The averaged grade processed for the quarter was 0.78 grams per tonne at gold recovery of 89%.

During the quarter, approximately 2.1 million ore tonnes and 9.4 million waste tonnes (including 2.8 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 4.48:1.

Since the April 3 restart, the mill has ramped up to full capacity, achieving an average run rate of approximately 24,700 tonnes per day, including downtime during the quarter, primarily to complete a liner change as well as other maintenance related to the SAG mill. Mill availability for the quarter averaged 90%, in line with plan.

During the quarter, key capital projects were advanced including a planned tailings dam raise, wick drain installation for stabilization of the east waste dump, final stage construction of the maintenance and warehouse facilities, as well as the commissioning of a bio-chemical reactor (BCR2) to allow clean water discharge. It is expected that all key construction projects will be substantially completed by the end of the third quarter with all planned capital projects expected to be completed by year end. A small portion of the Tailings Management Area (TMA) construction that was originally scheduled for completion in 2021 is now planned for completion in 2020, thereby reducing planned capital requirements for 2021.

Revenue
For the three and six months ended June 30, 2020, revenue decreased compared to the prior-year period due to lower sales volumes, partially offset by higher gold prices.

Revenue less cost of goods sold
For the three and six months ended June 30, 2020, revenue less cost of goods sold decreased when compared to the prior-year periods, primarily driven by lower revenues.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures
Operating expenses and total cash costs were $890 per gold eq. ounce for the quarter, which is a decrease from the prior year quarter primarily due to an increase in capital waste tonnes mined, improved operational performance, as well as the receipt of the Canada Emergency Wage Subsidy which positively impacted operating expenses in the quarter. For the six-month period, operating expense per gold eq. ounce was $980, an increase over the prior year period due to lower production and sales as a result of planned lower grade ore mined and processed.

Depreciation and depletion was $646 per gold eq. ounce for the quarter, and $654 per gold eq. ounce for the six-month period, an increase from the prior-year period primarily due to decreased reserves and shorter mine life when compared to the prior year.

Sustaining capital and sustaining lease payments for the quarter were $30.9 million and $66.6 million for the six-month period including $5.9 million, and $12.5 million of capitalized mining costs, respectively. During the quarter, key capital projects were advanced including a planned tailings dam raise, wick drain installation for stabilization of the east waste dump, final stage construction of the maintenance and warehouse facilities, as well as the commissioning of a bio-chemical reactor (BCR2) to allow clean water discharge. It is expected that all key construction projects will be substantially completed by the end of the third quarter with all planned capital projects expected to be completed by year end. A small portion of the Tailings Management Area (TMA) construction that was originally scheduled for completion in 2021 is now planned for completion in 2020, thereby reducing planned capital requirements for 2021.

AISC were $1,567 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter, due to the increase in sustaining capital spend and lower gold eq. ounces sold in the quarter. For the six- month period, AISC were $1,666 per gold eq. ounce, an increase over the prior year period due to higher sustaining capital spend and lower gold eq. ounces sold in the period.

Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended June 30, 2020, the value of the U.S. dollar averaged $1.38 against the Canadian dollar, when compared to $1.33 against the Canadian dollar in the prior-year period. This had a positive impact on total cash costs of $31 per gold eq. ounce sold against the prior-year period.

Exploration activities
During the second quarter of 2020, the exploration activities at Rainy River were paused following the COVID-19 restrictions in place at site. Reconnaissance exploration, including of geological mapping and rock and soil sampling have resumed starting in early June on the North East Trend area. The data collected will be incorporated into the project database for additional drill-ready target generation.

New Afton Mine, British Columbia, Canada

The New Afton mine is located near Kamloops, a city of approximately 90,000 people, in south-central British Columbia.

A summary of New Afton’s operating results is provided below.

Three months ended June 30			Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
OPERATING INFORMATION	1,327 1,296 0.46 0.72 81 83 48,446 43,517 15,494 13,789 16.9 15.3 1,412 2.33 1,520 2.51 545 217 644 881 56.0 32.2 22.5 10.0 10.4	1,405 1,364 0.53 0.86 83 83 65,791 55,717 19,203 16,142 21.6 18.3 1,189 2.48 1,314 2.74 409 596 534 711 65.5 42.7 9.5 9.6 2.8	2,751 2,695 0.46 0.72 81 83 100,775 93,915 31,903 29,780 35.4 33.0 1,379 2.35 1,490 2.54 604 280 707 962 120.5 63.8 37.5 22.9 21.2	2,787 2,693 0.51 0.83 83 83 126,777 118,933 37,044 34,759 41.1 38.6 1,203 2.52 1,321 2.77 441 614 557 712 140.9 88.5 15.8 17.5 5.4
Ore mined (thousands of tonnes)
Ore processed (thousands of tonnes)
Average grade:
Gold (grams/tonne)
Copper (%)
Recovery rate (%):
Gold
Copper
Gold eq. (ounces)(1):
Produced
Sold
Gold (ounces)(1):
Produced
Sold
Copper (millions of pounds)(1):
Produced
Sold
Revenue
Gold ($/ounce)
Copper ($/pound)
Average realized price (2):
Gold ($/ounce)
Copper ($/pound)
Operating expenses per gold eq. ounce sold ($/ounce)(3)
Depreciation and depletion per gold eq. ounce
Total cash costs per gold eq. sold ($/ounce) (2)(3)
All-in sustaining costs per gold eq. sold ($/ounce) (2)(3)
FINANCIAL INFORMATION:
Revenue
Operating margin (2)
Revenue less cost of goods sold
Capital expenditures (sustaining capital) (2)
Capital expenditures (growth capital) (2)
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

Operating results
Production
The New Afton Mine reached a significant safety milestone, achieving 3 million person-hours lost-time injury-free.

The mine produced 48,446 gold eq. ounces for the quarter (15,494 ounces of gold, and 16.9 million pounds of copper), below plan primarily due to lower copper and gold grades. During the quarter, scheduled mine and mill shutdowns were completed for maintenance, including the replacement of 2 kilometers of underground conveyor belts and replacement of SAG mill liners, with the original completion date extended due to COVID-19 safety protocols. There are no further planned major shutdowns expected over the balance of the year.

During the quarter, total development towards the B3 and C-zone advanced by approximately 1,253 metres, achieving 95% of planned levels year to date.

The underground mine averaged 15,358 tonnes per day for the quarter, the lower production was primarily due to a planned maintenance shutdown.

The mill averaged 14,240 tonnes per day for the quarter, including the maintenance shutdowns as described above, at an average gold and copper grade of 0.46 grams per tonne gold and 0.72% copper, respectively, with gold and copper recoveries of 81% and 83%, respectively, in-line with plan.

During the quarter, the mill continued to process lower than planned copper and gold grades as the mine continued to experience lower grades mined during the quarter. The 2020 and 2021 mine plans incorporate multiple sources of mined ore, including depletion of the east and west caves and rehabilitation and pillar recoveries of medium-high grade zones. In the first and second quarters of 2020, higher than expected dilution was experienced in portions of the east and west caves. Additionally, the rehabilitation and pillar recovery productivities were lower than planned contributing to the lower grades mined in the first half of the year. Management continues to work on optimization scenarios, but based on current information, lower grades are expected to continue over the balance of the year and potentially into 2021 as we complete mining in these areas. It is not expected that the lower grades currently being experienced in the east and west cave zones will be encountered in the SLC, B3 and C-zones. Ore extraction from the B3 cave is expected to begin in second half of 2021.

During the quarter, key capital projects were advanced including the development of the C-zone as well as detailed engineering and earthworks related to the thickened and amended tailings (TAT) plant.

Revenue
For the three and six months ended June 30, 2020, revenue decreased compared to the prior-year period due to lower copper prices and lower sales volume.

Revenue less cost of goods sold
For the three months ended June 30, 2020, the increase in revenue less cost of goods sold when compared to the prior-year period was primarily driven by lower depreciation and depletion as a result of a higher depletion base due to the addition of C-zone ounces to New Afton's depletion base, partially offset by lower revenue. For the six months ended June 30, 2020, revenue less cost of goods sold was consistent with the prior-year period.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense per gold eq. ounce were $545 for the quarter, and $604 per gold eq. ounce for the six- month period. Operating expense per gold eq. ounce has increased as compared to the prior year period due to lower gold and copper production and sales as a result of lower grades, partially offset by the receipt of the Canada Emergency Wage Subsidy.

Total cash costs were $644 per gold eq. ounce for the quarter and $707 per gold eq. ounce for the six- month period. Total cash costs per gold eq. ounce have increased as compared to the prior year period, driven by lower equivalent sales in the quarter.

Depreciation and depletion was $217 per gold eq. ounce for the quarter and $280 for the six-month period, which is a decrease from the prior-year periods as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.

Sustaining capital and sustaining lease payments for the quarter were $10.0 million and for the six-month period were $23.4 million, primarily related to B3 mine development and advancement of the planned tailings dam raise.

AISC were $881 per gold eq. ounce for the quarter and $962 per gold eq. ounce for the six-month period, which is an increase compared to prior year periods primarily driven by lower gold eq. ounces sold as a result of lower gold and copper production in the quarter.

Growth capital was $10.4 million for the quarter and $21.2 million for the six-month period. Growth capital in the quarter is primarily related to C-zone development and detailed engineering, earthworks, associated with concrete, lime system and starting steel erection of the Thickened and Amended Tailings ("TAT") project.

Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended June 30, 2020, the value of the U.S. dollar averaged $1.38 against the Canadian dollar, when compared to $1.33 against the Canadian dollar in the prior-year period. This had a positive impact on total cash costs of $19 per gold eq. ounce sold against the prior-year period.

Exploration activities
Exploration activities in the quarter included underground delineation drilling on the East Extension zone and refinement of exploration targets for the planned drilling campaign within the Cherry Creek Trend area.

DEVELOPMENT AND EXPLORATION REVIEW
Blackwater Project, British Columbia, Canada
Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

On June 9, 2020 the Company announced that it entered into an agreement with Artemis Gold Inc. ("Artemis") to sell the Company’s 100% interest in the Blackwater project to Artemis in exchange for C$190 million in cash (C$140 million in cash upon closing of the transaction and C$50 million in cash payable twelve months following closing of the transaction (the "second instalment")), a 8% stream on gold production from the Blackwater property (reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold) and C$20 million in Artemis shares upon closing of the transaction (subject to New Gold not acquiring more than 9.9% of Artemis' issued and outstanding common shares, in which case the difference between C$20 million and the value of the shares issued to New Gold shall be added to the second instalment).

In the event that agreed upon production targets at Blackwater are not achieved by the 7th, 8th or 9th anniversary of closing of the transaction, New Gold will be entitled to receive additional cash payments of C$28 million on each of those dates.

As at June 30, 2020, the Blackwater asset was classified as an asset held for sale. At that date, the interest in Blackwater’s carrying value prior to classification as an asset held for sale exceeded the fair value less costs to sell and therefore an impairment loss on reclassification of asset as held for sale of
$37.7 million was recorded on the Company’s condensed consolidated income statement. The Company determined the fair value based on the cash and equity consideration receivable and the fair value of the stream on gold production from the Blackwater property.

Project costs
For the six months ended June 30, 2020, capital expenditures totaled $9.0 million, compared to $2.4 million in the prior-year period. Expenditures in 2020 related to environmental and engineering studies and work to comply with the conditions of its EA approval, as well as discussions with First Nations on PAs.

FINANCIAL CONDITION REVIEW
Balance Sheet Review

As at June 30		As at December 31
(in millions of U.S. dollars)	2020	2019
BALANCE SHEET INFORMATION
Cash and cash equivalents	700.2	83.4
Other current assets	134.3	145.3
Non-current assets	1,596.8	1,929.8
Assets held-for-sale	320.0	—
Total assets	2,751.3	2,158.5
Current liabilities	165.0	171.9
Non-current liabilities excluding long-term debt	659.8	310.8
Long-term debt	1,078.9	714.5
Liabilities held-for-sale	9.9	—
Total liabilities	1,913.6	1,197.2
Total equity	837.7	961.3
Total liabilities and equity	2,751.3	2,158.5
Assets
Cash and cash equivalents
In March, 2020, the Company received cash proceeds of $300 million resulting from the strategic partnership with Ontario Teacher's Pension Plan ("Ontario Teachers"). Additionally, in June 2020, the Company received $394 million in net proceeds for the issuance of $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027.

The increase in cash and cash equivalents was primarily driven by the Ontario Teachers transaction and the issuance of debt described above, partially offset by $30 million in net repayments under the Company's credit facility and capital expenditures.

Other current assets
Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the prior period primarily due to the decrease in metal inventory and accounts receivable.

Non-current assets
Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment. The decrease is primarily attributable to the reclassification of Blackwater's mining interests to assets held-for-sale. Additionally, non-current assets were impacted by the Company’s investments in its mining interests partially offset by depreciation and depletion.

Assets held-for-sale
As at June 30, 2020, the Blackwater asset met the criteria of an asset held-for-sale. Please refer to the "Development and Exploration" section of this MD&A for further information.

Liabilities
Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities were consistent with the prior-year period.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.

The Company's gold stream obligation has increased from December 31, 2019, primarily due to lower discount rates and higher gold price assumptions, partially offset by liability repayments made in the period.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long- term discounted portion of the liability as at June 30, 2020 was $85.8 million when compared to the prior year balance at December 31, 2019 of $94.7 million. The decrease was primarily driven by the reclassification of the Blackwater asset retirement obligation to liabilities held-for-sale and reclamation payments paid, partially offset by lower discount rates.

The deferred income tax liability increased from $48.3 million as at December 31, 2019 to $44.5 million at June 30, 2020. The decrease in deferred income tax liability was primarily driven by the derecognition of Blackwater's deferred tax liability, as the asset is expected to be sold in the third quarter of 2020.

As a result of the strategic partnership with Ontario Teachers described above, the Company has recognized a financial liability representing the free cash flow interest in New Afton (the "free cash flow interest obligation"). Under the terms of the agreement, Ontario Teachers have acquired a 46.0% free cash flow interest in New Afton with an option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%. The increase in the free cash flow interest obligation during the current quarter was primarily driven by lower discount rates.

Long-term debt and other financial liabilities containing financial covenants
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility (the “Credit Facility”).

As at June 30, 2020, the Company has $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year.

On June 24, 2020, the Company issued $400.0 million of senior unsecured notes (“2027 Unsecured Notes”) for net cash proceeds of $393.1 million after transaction costs. The face value is $400.0 million. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual instalments on January 15 and July 15 of each year.

As at June 30, 2020, the Company has $400.3 million of senior unsecured notes outstanding that become due and payable on November 15, 2022 (“2022 Unsecured Notes”).The 2022 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.25% per annum.

On July 10, 2020, the Company completed the redemption of the 2022 Unsecured notes. The redemption was funded from the net proceeds of its recent issue of $400 million aggregate principal amount of 7.50% Senior Notes due in 2027 and cash on hand.

The 2025 and 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0.

For the six months ended June 30, 2020, the Company had borrowed $35.0 million and repaid $65.0 million under the Credit Facility, resulting in $nil being drawn under the Credit Facility as at June 30, 2020. The Credit Facility has been used to issue letters of credit amounting of $134.5 million (December 31, 2019 - $118.9 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

Significant financial covenants from the Credit Facility are as follows:

		Twelve months ended June 30	Twelve months ended December 31
Financial covenant		2020	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	3.9 : 1	4.3 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.6 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.8 : 1	0.7 : 1
Liquidity and Cash Flow
As at June 30, 2020, the Company had cash and cash equivalents of $700.2 million compared to $83.4 million at December 31, 2019. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and six months ended June 30, 2020 and 2019:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CASH FLOW INFORMATION Cash generated from operating activities Cash used in investing activities	52.8 (49.4)	50.2 (36.9)	104.1 (107.7)	124.5 (74.9)
Cash generated by (used in) financing activities Effect of exchange rate changes on cash and cash equivalents	294.9 1.5	(36.2) 0.3	620.5 (0.1)	44.2 0.6
Change in cash and cash equivalents	299.8	(22.6)	616.8	94.4
Operating Activities
For the six months ended June 30, 2020, the decrease in cash generated from operating activities was due primarily to lower revenues resulting from lower metals sales volumes. For the three months ended June 30, 2020, cash generated from operating activities were consistent with the prior-year period.

Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the three and six months ended June 30, 2020:

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2020	2019	2020	2019
CAPITAL EXPENDITURES BY SITE
Rainy River	28.9	24.2	62.4	62.6
New Afton	20.4	12.4	44.1	22.9
Blackwater (classified as held-for-sale)	0.9	1.0	9.0	2.4
Other	—	0.2	—	0.3
Capital expenditures	50.2	37.8	115.5	88.2

Financing Activities
For the six months ended June 30, 2020 cash generated by financing activities was primarily driven by the Ontario Teachers transaction and the issuance of the 2027 Senior Notes as described above, partially offset by repayments under the Company's Credit Facility, lease payments, gold stream obligation payments and interest payments.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk,  in 2019, the Company entered into gold price option collar contracts for 2020 production by purchasing put options and selling call options. The Company has purchased put options at an average strike price of
$1,300 per ounce and sold call options at an average strike price of $1,355 per ounce for 72,000 ounces of gold production between January 2020 and June 2020 and purchased put options at an average strike price of $1,300 per ounce and sold call options at an average strike price of $1,415 per ounce for 96,000 ounces of gold production between July 2020 and December 2020. The Company also entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020.

In 2020, the Company is expecting to continue to advance the C-zone development at New Afton resulting in significant capital expenditures. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management feels is more than adequate to fund our business in case of any potential impacts related to COVID-19.

Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At June 30, 2020, these commitments totaled $54.4 million, $54.3 million of which is expected to become due over the next 12 months. This compares to commitments of $72.5 million as at December 31, 2019. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at June 30, 2020 and 2019 there were no contingent losses recorded.

Related Party Transactions
The Company did not enter into any related party transactions during the three and six months ended June 30, 2020.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three and six months ended June 30, 2020.

Outstanding Shares
As at July 29, 2020, there were 676.0 million common shares of the Company outstanding. The Company had 7.1 million stock options outstanding under its share option plan, exercisable for up to 7.1 million common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by- product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the  gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.

Previously New Gold calculated total cash costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton total cash costs per ounce net of by- product silver and copper sales revenue for comparative purposes. Total cash costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative total cash cost on a single mine basis.

To provide additional information to investors, New Gold has also calculated total cash costs at New Afton on an individual co-product basis which apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Sustaining Capital
"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital
"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

New Gold has calculated New Afton all-in sustaining costs per ounce net of by-product silver and copper sales revenue for comparative purposes. All-in sustaining costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative all in sustaining cost.

To provide additional information to investors, New Gold has also calculated New Afton all-in sustaining costs per ounce on an individual co-product basis, which apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	66.2	85.1	155.9	172.0
Gold equivalent ounces sold(1)	91,390	124,529	195,326	259,228
Operating expenses per gold equivalent ounce sold ($/ounce)	726	684	799	664
Operating expenses	66.2	85.1	155.9	172.0
Treatment and refining charges on concentrate sales	4.3	7.0	9.7	14.0
Total cash costs	70.5	92.1	165.6	186.0
Gold equivalent ounces sold(1)	91,390	124,529	195,326	259,228
Total cash costs per gold equivalent ounce sold ($/ounce)	773	740	849	717
Sustaining capital expenditures(2)(4)	38.7	30.9	85.0	73.5
Sustaining exploration - expensed	(0.2)	0.2	(0.2)	0.6
Sustaining leases	2.4	5.7	5.2	7.8
Corporate G&A including share-based compensation(3)	3.9	4.8	8.1	10.0
Reclamation expenses	1.8	1.6	3.6	3.1
Total all-in sustaining costs	117.1	135.2	267.4	281.0
Gold equivalent ounces sold(1)	91,390	124,529	195,326	259,228
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,283	1,087	1,370	1,085
1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
4.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	42.4	62.3	99.4	119.6
Gold Equivalent Ounces sold (1)	47,873	68,812	101,411	140,295
Operating expenses per unit of gold sold ($/ounce)	890	906	980	853
Operating expenses	42.4	62.3	99.4	119.6
Treatment and refining charges	—	0.1	—	0.1
Total cash costs	42.4	62.4	99.4	119.7
Gold Equivalent Ounces sold	47,873	68,812	101,411	140,295
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	890	907	980	853
Sustaining capital expenditures(2)(3)	28.7	21.1	62.1	55.7
Sustaining exploration expense	—	—	—	—
Sustaining leases	2.2	5.6	4.5	7.6
Reclamation expenses	1.5	1.2	3.0	2.4
Total all-in sustaining costs	74.8	90.3	169.0	185.4
Gold Equivalent Ounces sold (1)	47,873	68,812	101,411	140,295
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,567	1,314	1,666	1,322
1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	23.8	22.8	56.7	52.4
Gold Equivalent Ounces sold (1)	43,517	55,717	93,915	118,933
Operating expenses per unit of gold sold ($/ounce)	545	409	604	441
Operating expenses	23.8	22.8	56.7	52.4
Treatment and refining charges on concentrate sales	4.3	6.9	9.7	13.9
Total cash costs	28.0	29.7	66.4	66.3
Gold Equivalent Ounces sold (1)	43,517	55,717	93,915	118,933
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	644	534	707	557
Sustaining capital expenditures(2)	10.0	9.6	22.9	17.5
Sustaining exploration - expensed	—	(0.2)	—	—
Sustaining leases	—	0.1	0.4	0.2
Reclamation expenses	0.3	0.4	0.6	0.7
Total all-in sustaining costs	38.3	39.6	90.321	84.7
Gold Equivalent Ounces sold (1)	43,517	55,717	93,915	118,933
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	881	711	962	712
1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.
See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows reconcile sustaining capital expenditures to mining interests per the statement of cash flow.

Sustaining Capital Expenditures Reconciliation Tables

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	50.2	37.8	115.5	88.2
New Afton growth capital expenditures(1)	(10.4)	(2.8)	(21.2)	(5.4)
Rainy River growth capital expenditures(1)	(0.1)	(2.8)	(0.2)	(6.6)
Blackwater growth capital expenditures (asset held-for-sale)	(0.9)	(1.0)	(9.0)	(2.4)
Sustaining capital expenditures	38.8	31.2	85.1	73.8
1.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the prior period is primarily the purchase of underground infrastructure.

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share “Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

●	Inventory write-downs;
●	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
●	Certain non-recurring items.
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, impairment loss on reclassification of assets held-for-sale and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
ADJUSTED NET LOSS RECONCILIATION
Loss before taxes	(53.6)	(34.7)	(76.7)	(44.4)
Other losses (gains)(1)	56.5	28.5	60.4	37.2
Inventory write-down	(3.0)	—	—
Adjusted net loss before taxes	(0.1)	(6.2)	(16.3)	(7.2)
Income tax recovery (expense)	8.0	(1.0)	2.8	(4.7)
Income tax adjustments	(11.2)	—	(7.6)	2.9
Adjusted income tax (expense) recovery	(3.2)	(1.0)	(4.8)	(1.8)
Adjusted net (loss) earnings	(3.3)	(7.2)	(21.1)	(9.0)
Adjusted (loss) earnings per share (basic and diluted)	—	(0.01)	(0.03)	(0.02)
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non- cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2020	2019	2020	2019
CASH RECONCILIATION FROM CONTINUING OPERATIONS
Cash generated from operations	52.8	50.2	104.1	124.5
Add back (deduct): Change in non-cash operating working capital	(1.2)	10.1	(5.4)	6.9
Cash generated from operations before changes in non-cash operating working capital	51.6	60.3	98.7	131.4

Operating Margin
“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2020	2019	2020	2019
TOTAL OPERATING MARGIN
Revenue	128.5	155.1	270.8	323.0
Less: Operating expenses	66.2	85.1	155.9	172.0
Total operating margin	62.3	70.0	114.9	151.0

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2020	2019	2020	2019
RAINY RIVER OPERATING MARGIN
Revenue	72.5	89.6	150.3	182.1
Less: Operating expenses	42.4	62.3	99.2	119.6
Rainy River operating margin	30.1	27.3	51.1	62.5

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2020	2019	2020	2019
NEW AFTON OPERATING MARGIN
Revenue	56.0	65.5	120.5	140.9
Less: Operating expenses	23.8	22.8	56.7	52.4
New Afton operating margin	32.2	42.7	63.8	88.5

Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
TOTAL AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	91.1	107.6	189.7	221.8
Treatment and refining charges on gold concentrate sales	1.5	2.1	3.3	4.2
Gross revenue from gold sales	92.6	109.7	193.0	226.0
Gold ounces sold	60,853	84,184	129,626	173,496
Total average realized price per gold ounce sold ($/ounce)	1,516	1,304	1,485	1,302

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	71.3	88.5	148.1	180.1
Gold ounces sold	47,064	68,042	99,846	138,737
Rainy River average realized price per gold ounce sold ($/ounce)	1,514	1,301	1,483	1,298

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	19.8	19.2	41.6	41.7
Treatment and refining charges on gold concentrate sales	1.5	2.1	3.3	4.1
Gross revenue from gold sales	21.3	21.3	44.9	45.8
Gold ounces sold	13,789	16,142	29,780	34,759
New Afton average realized price per gold ounce sold ($/ounce)	1,520	1,314	1,490	1,321

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company,  please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2019, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended March 31, 2020, except as noted below:

Other Risks
COVID-19
Efforts to fight the COVID-19 pandemic have been taken by national and local governments and businesses that have had significant impact on the economy and on individual business, including New Gold. There was a temporary two-week shutdown of the Rainy River Mine from March 20 to April 2 to allow the local workforce to complete a 14-day period of self-isolation recommended by the Canadian government after travel outside of Canada, as frequent border crossings to the United States are a common practice in the region near the mine. On April 3, operations resumed using a local workforce with operations gradually ramping up over the coming weeks (please refer to the Company's April 3, 2020 press release for further information). Both the British Columbia and Ontario provincial governments ordered non-essential businesses to close to help stop the spread of COVID-19. As of the date of this MD&A, New Gold’s operations fit within the current list of essential businesses related to these orders. However, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of revisions to the list of essential businesses made by the provinces of Ontario, British Columbia or both as the COVID-19 pandemic progresses. The Company has currently implemented measures to prevent the spread of COVID-19 and these measures have impacted the Company’s productivity and may continue to do in the future. Canadian and provincial governments, as well as other relevant jurisdictions may introduce new, or modify existing, laws, regulations, orders or other measures that could impact our ability to operate or affect the actions of our suppliers or customers. The responses of the Canadian and provincial governments, as well as other relevant jurisdictions may be insufficient to contain the impact of the COVID-19 pandemic and this could also impact our employees, suppliers, customers, local communities and other stakeholders, which could impact our ability to operate. The COVID-19 pandemic and responses to it may also lead to an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position. One or more of the Company’s employees could contract COVID-19 or be directly affected by someone who does contract COVID-19 and may be required to self-isolate. This may impact the health of the Company’s workforce where employees have contracted COVID-19 and also impact the health of the surrounding community as well as impacting the Company’s ability to operate at that location.

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2019, except as noted in the condensed consolidated interim financial statements for the period ended June 30, 2020.

ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2019. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this MD&A may not be comparable to similar information made public by United States companies.

Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, statements with respect to: the Company’s ability to complete the divestiture of the Blackwater Project to Artemis Gold Inc. on the terms described herein or at all; operations returning to pre-COVID levels; the Company completing all non-recurring capital projects at Rainy River; the roll out of rapid COVID-19 testing devices at the Rainy River Mine; the Company’s anticipated course of action at the Rainy River mine and the re-integration of the non-local workforce; the Company’s expectations with respect to the key construction projects, including the TMA, at the Rainy River Mine; there being no major planned shutdowns at the New Afton Mine for the remainder of the year; the Company’s expectations with respect to the copper and gold grades being processed through the mill at the New Afton Mine; the Company’s expectations with respect to the grades encountered in the SLC, B3 and C-zones; Ore extraction from the B3 cave beginning in second half of 2021; the Company’s ability to reduce the risk of the spread of COVID-19; statements under the heading “2020 Revised Operational Outlook”; the adequacy of the Company’s liquidity position; Mineral Reserve and Mineral Resource estimates; and statements under the headings "Key Performance Drivers - Economic Outlook".

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine, including the reintegration of the local workforce, the roll out of rapid COVID-19 testing devices and the completion of key construction projects, including the TMA, on the timing described herein or at all; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) the Company being able to complete the divestiture of the Blackwater Project to Artemis Gold Inc. on the terms described herein.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; the Company’s not being ability to complete the divestiture of the Blackwater Project to Artemis Gold Inc. on the terms described herein or at all; the Company experiencing a material delay in completing all non- recurring capital projects at Rainy River; a delay in ore extraction from the B3 cave beginning in second half of 2021; difficulties in the reintegration of the local workforce at the Rainy River Mine due to various factors. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Vice President for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.